UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LINN ENERGY, LLC

(Name of Subject Company)

LINN ENERGY, LLC

(Name of Persons Filing Statement)

UNITS REPRESENTING LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

536020100

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

Linn Energy, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, Texas 77002

(713) 835-3600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the offer by LinnCo, LLC (“LinnCo”) to exchange for each outstanding unit representing limited liability company interests (“units”) in Linn Energy, LLC, a Delaware limited liability company (“LINN Energy”), an affiliate of LinnCo, one common share representing limited liability company interests (“shares”) in LinnCo, as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by LinnCo with the Securities and Exchange Commission (the “SEC”) on March 22, 2016.

The terms and conditions of the offer are set forth in the prospectus/offer to exchange, dated March 22, 2016 (the “Prospectus/Offer to Exchange”), which is part of a Registration Statement on Form S-4 (File No. 333-210331) (the “Registration Statement”) that LinnCo filed with the SEC on March 22, 2016, and which, with the related letter of transmittal, together constitute the “Offer.” The Prospectus/Offer to Exchange is incorporated herein by reference in its entirety.

Item 1.	Subject Company Information.

(a) The subject company is Linn Energy, LLC, a Delaware limited liability company. Its principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas, 77002 and its telephone number is (281) 840-4000.

(b) As of April 4, 2016, 355,228,188 units were issued and outstanding (including unvested restricted units).

Item 2.	Identity and Background of Filing Person.

(a) LINN Energy, the subject company, is the person filing this Schedule 14D-9. LINN Energy’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

(d) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—General” is incorporated into this Schedule 14D-9 by reference.

As set forth in the Schedule TO, the principal executive offices of LinnCo are located at 600 Travis, Suite 5100, Houston, Texas, 77002 and its telephone number is (281) 840-4000.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of LINN Energy’s website at http://ir.linnenergy.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(d) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Material Contracts and Arrangements with LINN Energy,” “Description of LinnCo Common Shares—LinnCo’s Limited Liability Company Agreement” and “Annex A—Certain Relationships and Related Transactions—LinnCo’s Relationship with LINN Energy” is incorporated into this Schedule 14D-9 by reference.

Item 4.	The Solicitation or Recommendation.

(a) The LINN Energy board of directors makes no recommendation, expresses no opinion and remains neutral regarding whether LINN Energy unitholders should participate in the Offer. LINN Energy unitholders are highly encouraged to consult their own tax advisors to determine the specific consequences to them of exchanging their LINN Energy units for the transaction consideration pursuant to the offer, as well as the potential tax consequences of not participating in the offer (including the potential for future cancellation of indebtedness income allocations resulting from strategic transactions by LINN Energy).

(b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer—Has LINN Energy or its board of directors adopted a position on the offer?”, “Questions and Answers About the Offer—What is the purpose of the offer?”, “Summary—Purpose of the Offer,” “The Offer—General,” “The Offer—Background of the Offer” and “The Offer— Plans for LINN Energy” is incorporated into this Schedule 14D-9 by reference.

(c) The Offer is open to all LINN Energy unitholders who validly tender and do not validly withdraw their LINN Energy units in a jurisdiction where the Offer is permitted. Therefore, any officer, director or affiliate of LINN Energy who is a LINN Energy unitholder may participate in the Offer on the same terms and conditions as all other LINN Energy unitholders. After making a reasonable inquiry, LINN Energy is not aware at this time whether any of its directors, officers or affiliates intends to participate in the Offer and undertakes to amend this Schedule 14D-9 in the event it learns that any of its directors, officers or affiliates intends to participate in the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Procedure for Tendering” and “The Offer—Fees and Expenses” are incorporated into this Schedule 14D-9 by reference.

Item 6.	Interest in Securities of the Subject Company.

Based on LINN Energy’s records and information provided to Linn Energy by its affiliates, directors and executive officers, neither LINN Energy nor, to the best of its knowledge, any of its affiliates, directors or executive officers, have effected any transactions in LINN Energy’s units during the 60 days before the date of the Offer.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(d) Except as described in this Schedule 14D-9 or in the Prospectus/Offer to Exchange, LINN Energy is not undertaking or engaged in any negotiation in response to the offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving LINN Energy or any subsidiary of LINN Energy, (ii) a purchase, sale or transfer of a material amount of assets of LINN Energy or any subsidiary of LINN Energy, (iii) an exchange offer for or other acquisition of LINN Energy’s securities by LINN Energy, any subsidiary of LINN Energy, or any other person, or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of LINN Energy.

Except as set forth in this Schedule 14D-9 or in the Prospectus/Offer to Exchange, there is no transaction, resolution of the LINN Energy board of directors, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8.	Additional Information.

Forward-Looking Statements

This Schedule 14D-9 includes “forward-looking statements.” All statements, other than statements of historical facts, included in this press release that address activities, events or developments that LINN Energy expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. These statements include, but are not limited to forward-looking statements about the possible advantages and benefits and the expiration of the Offer. These statements are based on certain assumptions made by LINN Energy based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond LINN Energy’s control, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks relating to financial performance and results, the significant amount of indebtedness under LINN Energy’s credit facilities and senior notes, access to capital markets, availability of sufficient cash flow to execute our business plan, implementation of LINN Energy’s expense reduction strategy, continued low or further declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, the ability to replace reserves and efficiently develop current reserves, the regulatory environment, and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. See “Risk Factors” in LINN Energy’s and LinnCo’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other public filings. Any forward-looking statement speaks only as of the date on which such statement is made.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to LinnCo’s Registration Statement on Form S-4 filed on March 22, 2016 (the “Form S-4”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Form S-4).

(a)(1)(C)	Press Release dated March 22, 2016 (incorporated by reference to Exhibit 99.1 to LINN Energy’s Current Report on Form 8-K filed on March 22, 2016).

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(e)(1)	Omnibus Agreement, dated October 17, 2012, between LinnCo, LLC and Linn Energy, LLC (incorporated herein by reference to Exhibit 10.1 to LinnCo’s Current Report on Form 8-K filed on October 17, 2012).

(e)(2)	Amended and Restated Limited Liability Company Agreement of LinnCo, LLC dated October 17, 2012 (incorporated herein by reference to Exhibit 3.1 to LinnCo’s Current Report on Form 8-K filed on October 17, 2012).

(e)(3)	First Amendment, dated December 16, 2013, to Amended and Restated Limited Liability Company Agreement of LinnCo, LLC, dated October 17, 2012 (incorporated herein by reference to Exhibit 3.4 to LinnCo’s Annual Report on Form 10-K filed on March 3, 2014).

(g)	None.

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINN ENERGY, LLC

/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: April 4, 2016